Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

GOLF GALAXY, INC.

GOLFWORKS ACQUISITION CORP.

and

RALPH MALTBY ENTERPRISES, INC.

A/K/A THE GOLFWORKS

RALPH D. MALTBY

DONNA D. MALTBY

MARK R. MCCORMICK

Dated as of February 15, 2006

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4.24.	Complete Disclosure	25

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB		25

5.1.	Organization; Standing and Power	25
5.2.	Authority	25
5.3.	Compliance with Laws and Other Instruments	25
5.4.	Brokers and Finders	26
5.5.	Complete Disclosure	26

ARTICLE VI. ADDITIONAL AGREEMENTS		26

6.1.	Access to Information	26
6.2.	Operation of the Business	26
6.3.	No Solicitation	28
6.4.	Further Assurances	29
6.5.	Public Announcements	29
6.6.	Expenses	29
6.7.	No Implied Representations or Warranties	30

ARTICLE VII. CLOSING CONDITIONS		30

7.1.	Conditions to Each Party’s Obligations	30
7.2.	Conditions to Parent’s Obligations	30
7.3.	Conditions to Obligations of the Company and the Shareholders	31

ARTICLE VIII. TERMINATION		32

8.1.	Termination	32
8.2.	Effect of Termination	32
8.3.	Procedure Upon Termination	32

ARTICLE IX. INDEMNIFICATION		32

9.1.	Indemnification by the Shareholders	32
9.2.	Indemnification By Parent	33
9.3.	Notice of Claims	33
9.4.	Defense of Third Party Claims	34
9.5.	Time Limit	34
9.6.	Limitations	35

ARTICLE X. GENERAL PROVISIONS		35

10.1.	Amendment	35
10.2.	Notices	35
10.3.	Interpretation	36
10.4.	Counterparts	36
10.5.	Miscellaneous	36

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10.6.	No Joint Venture	37
10.7.	Governing Law; Severability	37
10.8.	Attorney-in-Fact for Shareholders	37

Exhibits

Exhibit 2.1(A)	Agreement and Plan of Reorganization
Exhibit 2.1(B)	Certificate of Merger
Exhibit 2.5	Escrow Agreement
Exhibit 3.2(c)	Company Legal Opinion
Exhibit 3.2(d)	Releases
Exhibit 3.2(g)-1	Employment Agreements (Messrs. Maltby and McCormick)
Exhibit 3.2(g)-2	Employment Agreements (Messrs. Lindsey, Humphreys and Datz)
Exhibit 3.2(h)	Stock Option Agreements
Exhibit 3.2(i)	Restrictive Covenant Agreement
Exhibit 3.2(j)	Registration Rights Agreement
Exhibit 3.3(d)	Warrant Agreements
Exhibit 3.3(f)	Parent Legal Opinion

Schedules

Schedule 2.3	Allocation of Merger Consideration
Schedule 4.1(b)	Subsidiary
Schedule 4.2	Share Ownership
Schedule 4.4(b)	Required Consents
Schedule 4.7	Material Changes
Schedule 4.9	Employees
Schedule 4.10	Employee Benefit Plans
Schedule 4.11	Certain Agreements
Schedule 4.12	Litigation
Schedule 4.13	Title to Assets
Schedule 4.14	Major Contracts
Schedule 4.16	Property Interests
Schedule 4.17(d)	Environmental Matters
Schedule 4.18(a)	Intellectual Property
Schedule 4.18(b)	Intellectual Property Claims
Schedule 4.23	Insurance

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AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of February 15, 2006, by and among Golf Galaxy, Inc., a Minnesota corporation (“Parent”); GolfWorks Acquisition Corp., an Ohio corporation and a wholly-owned subsidiary of Parent (“Sub”); Ralph Maltby Enterprises, Inc. a/k/a The GolfWorks, an Ohio corporation (the “Company”); and Ralph D. Maltby, Donna D. Maltby and Mark R. McCormick (each of the foregoing individuals being sometimes referred to individually as a “Shareholder” and referred to collectively as the “Shareholders”).

BACKGROUND

WHEREAS, Parent, Sub, the Company and the Shareholders believe it is in their best interests that the Company and Sub combine into a single company through the statutory merger of the Company with and into Sub (the “Merger”); and

WHEREAS, pursuant to the Merger, among other things, each outstanding share of common stock of the Company, no par value (“Company Common Stock”), shall be converted into the right to receive shares of common stock of Parent, $.01 par value (“Parent Common Stock”), together with the other consideration set forth herein; and

WHEREAS, the parties desire to make certain representations and warranties and other agreements in connection with the Merger; and

WHEREAS, the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Code, and to cause the Merger to qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code.

NOW THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, the parties hereby agree as follows:

ARTICLE I.
DEFINITIONS

For purposes of this Agreement, capitalized terms shall have the following meanings:

“Adjusted Year End Stockholders’ Equity” shall have the meaning given in Section 2.4(b).

“Agreement” shall mean this Agreement and Plan of Reorganization.

“Assets” shall mean all of the properties and assets of the Company, whether real, personal or mixed, tangible or intangible, wherever located.

“Audited Year End Financial Statements” shall have the meaning given in Section 2.4(a).

“Average Closing Price” shall have the meaning given in Section 2.3(a).

“Business Condition” with respect to any entity shall mean the business, financial condition, results of operations or assets (without giving effect to the consequences of the transactions contemplated by this Agreement) of such entity and its subsidiary taken as a whole.

“Claim Notice” shall mean a written notice in reasonable detail of the facts and circumstances that form the basis of an indemnification claim hereunder and setting forth an estimated amount of the potential Losses, if possible, and the sections of this Agreement upon which the claim for indemnification for such Losses is based.

“Closing” shall have the meaning given in Section 3.1.

“Closing Date” shall have the meaning given in Section 3.1.

“Closing Cash Payment” shall have the meaning given in Section 2.3.

“COBRA” shall have the meaning given in Section 4.10(d).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall mean Ralph Maltby Enterprises, Inc. a/k/a The GolfWorks, an Ohio corporation.

“Company Common Stock” shall have the meaning given in the Preamble.

“Company Disclosure Schedule” shall mean a document referring specifically to the representations and warranties in this Agreement that is delivered by the Company to Parent prior to the execution of this Agreement.

“Company Legal Opinion” shall have the meaning given in Section 3.2(c).

“Company Required Statutory Approvals” shall have the meaning given in Section 4.4(c).

“Company Shares” shall have the meaning given in Section 4.2.

“Counternotice” shall mean a written objection to a claim or payment setting forth the basis for disputing such claim or payment.

“Current Balance Sheet” shall have the meaning given in Section 4.5.

“Determination Notice” shall have the meaning given in Section 2.4(d).

“Disagreement Notice” shall have the meaning given in Section 2.4(d).

“Effective Time” shall have the meaning given in Section 2.1.

“Employment Agreements” shall have the meaning given in Section 3.2(g).

“Environmental Laws” means all federal, state, regional or local statutes, laws, rules, regulations, codes, Orders, plans, or ordinances, or similar laws of foreign jurisdictions where the Company conducts business, any of which govern (or purport to govern) or relate to pollution, protection of the environment, public health and safety, air emissions, water discharges, hazardous or toxic substances, solid or hazardous waste or occupational health and safety, as any of these terms are defined in such statutes, laws, rules, regulations, codes, Orders, or ordinances, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendment and Reauthorization Act of 1986, 42 U.S.C. §§ 9601, et. seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976 and subsequent Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et. seq.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. §§ 1801, et. seq.; the Clean Water Act, as amended, 33 U.S.C. §§ 1311, et. seq.; the Clean Air Act, as amended, 42 U.S.C. §§ 7401-7642; the Toxic Substances Control Act, as amended, 15 U.S.C. §§ 2601 et. seq.; the Federal Insecticide, Fungicide, and Rodenticide Act as amended, 7 U.S.C. §§ 136-136y; the Emergency Planning and Community Right-to-Know Act of 1986 as amended, 42 U.S.C. §§ 11001, et. seq. (Title III of SARA); and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651, et. seq.

“ERISA” shall have the meaning given in Section 4.10(d).

“Escrow Agreement” shall have the meaning given in Section 2.5.

“Escrow Amount” shall have the meaning given in Section 2.3.

“Escrow Holder” shall have the meaning given in Section 2.5.

“Expert” shall have the meaning given in Section 2.4(d).

“Financial Statements” shall have the meaning given in Section 4.5.

“Fixed Assets” shall mean all vehicles, machinery, equipment, tools, supplies, leasehold improvements, furniture, and fixtures used by or located on the premises of the Company or set forth in the Current Balance Sheet or acquired by the Company since the date of the Current Balance Sheet.

“FMLA” shall have the meaning given in Section 4.10(d).

“GAAP” shall have the meaning given in Section 4.5.

“GolfWorks Europe” shall have the meaning given in Section 4.1(b).

“Governmental Consent” shall mean a consent, approval, Order or authorization of or registration, declaration or filing with or exemption by a Governmental Entity.

“Governmental Entity” shall mean a court, administrative agency or commission or other governmental authority or instrumentality, whether domestic or foreign.

“Hazardous Substances” shall be construed broadly to include any toxic or hazardous substance, material, or waste, and any other contaminant, pollutant or constituent thereof, whether liquid, solid, semi-solid, sludge and/or gaseous, including without limitation, chemicals, compounds, by-products, pesticides, asbestos-containing materials, petroleum or petroleum products, and polychlorinated biphenyls, the presence of which requires investigation or remediation under any Environmental Laws, or which are or become regulated, listed or controlled by, under or pursuant to any Environmental Laws.

“HIPPA” shall have the meaning given in Section 4.10(d).

“Incentive Payments” shall have the meaning given in Section 2.4(c)(ii).

“Intellectual Property Rights” shall mean the rights to all patents, trademarks, trade names, service marks, copyrights, works of authorship and any registrations and applications therefore, and tangible or intangible proprietary information and material that are used in the business of the Company as currently conducted.

“IRCA” shall have the meaning given in Section 4.9.

“Knowledge of the Company” shall mean the actual knowledge of the Shareholders and Jerry Datz and Britt C. Lindsey.

“Liabilities” shall mean liabilities, obligations, or contingencies.

“Leased Premises” shall mean all parcels of real estate or improvements on real estate subject to Leases to which the Company or its subsidiary is a party.

“Leases” shall mean leases, licenses, or similar agreements.

“Licenses” means all licenses, certificates, permits, approvals and registrations as are required by any Governmental Entity.

“Losses” shall mean direct and actual losses, damages, liabilities, claims, judgments, settlements, fines, costs, and expenses (including reasonable attorneys’ fees) of any kind, but excluding all indirect and/or consequential damages of any kind.

“Material Adverse Effect” shall mean a material adverse effect other than resulting from (i) changes attributable to conditions affecting the retail golf equipment business generally, (ii) changes in general economic conditions, or (iii) changes attributable to the announcement or pendency of the Merger.

“Merger” shall have the meaning given in the Preamble.

“Merger Consideration” shall have the meaning given in Section 2.4.

“Merger Documents” shall mean the Certificate of Merger substantially in the form of Exhibit 2.1(A).

“Notice Period” shall have the meaning given in Section 2.4(d).

“Notices” shall mean non-compliance orders and notices of violation.

“Order” shall mean a decree, judgment, injunction, ruling, or other order of a Governmental Entity having jurisdiction, whether temporary, preliminary, or permanent.

“Parent” shall mean Golf Galaxy, Inc., a Minnesota corporation.

“Parent Common Stock” shall have the meaning given in the Preamble.

“Parent Legal Opinion” shall have the meaning given in Section 3.3(f).

“Parent Required Statutory Approvals” shall have the meaning given in Section 5.3.

“Payment Certificate” shall mean a written claim for payment of Losses, in reasonable detail and specifying the amount of such Losses.

“Person” means any individual, or any U.S. or non-U.S. corporation, partnership, joint venture, estate, trust, company (including limited liability company and joint stock company), association, organization, firm, enterprise or other entity or any Governmental Entity.

“Plan” shall mean an employee bonus, profit sharing, retirement, stock purchase, stock option, insurance, medical, life, disability, severance, or other benefit plan.

“Proceedings” shall mean claims, suits, actions, or administrative or judicial proceedings.

“Registration Rights Agreement” shall have the meaning given in Section 3.2(j).

“Required Statutory Approvals” shall mean the Parent Required Statutory Approvals and the Company Required Statutory Approvals.

“Releases” shall have the meaning given in Section 3.2(d).

“Resignations” shall have the meaning given in Section 3.2(e).

“Restrictive Covenant Agreement” shall have the meaning given in Section 3.2(i).

“Return Periods” shall have the meaning given in Section 4.8(a).

“Review Period” shall have the meaning given in Section 2.4(d).

“SEC” shall mean the Securities and Exchange Commission.

“Shareholder(s)” shall mean Ralph D. Maltby, Donna D. Maltby and Mark R. McCormick.

“Shareholders’ Representative” shall have the meaning given in Section 10.8.

“Stock Option Agreements” shall have the meaning given in Section 3.2(h).

“Sub” shall mean GolfWorks Acquisition Corp., an Ohio corporation and a wholly-owned subsidiary of Parent.

“Surviving Corporation” shall mean the Sub after the Merger.

“Tax” and “Taxes” shall mean any and all taxes, charges, fees, levies, or other assessments of whatever kind or nature, including without limitation any federal, state, local, or foreign net income, gross income, gross receipts, unitary, license, payroll, unemployment, excise, severance, stamp, premium, windfall profits, environmental (including without limitation taxes under section 59A of the Code), occupational, lease, fuel, customs, duties, capital stock, franchise, profits, withholding, Social Security, disability, real property, personal property (tangible and intangible), sales, use, transfer, registration, value added, alternative or minimum, estimated, or any other kind of tax whatsoever, including the recapture of any tax items, and including any interest, addition, penalty or other associated charge thereto, whether disputed or not.

“Tax Returns” shall mean any returns, informational returns, reports, or statements with respect to Taxes that are required to be filed with any taxing authority.

“Technical Information” shall mean mask works; data; technology, know-how, trade secrets, ideas and information; designs; formulas; algorithms; processes; schematics; computer software (in source code and/or object code form); and all other intellectual and industrial property of any sort.

“Termination Date” shall have the meaning given in Section 8.1(b).

“Threshold Amount” shall have the meaning given in Section 9.6.

“Transaction Expenses” shall have the meaning given in Section 2.4(c)(ii).

“Violation” shall have the meaning given in Section 4.4(b).

“Warrant Agreement” shall mean those certain Warrant Agreements by and between Parent and each of the Shareholders, of even date hereof, providing for the issuance of warrants to acquire Parent Common Stock in the Merger.

“Year End Stockholders’ Equity” shall have the meaning given in Section 2.4(a).

ARTICLE II.
THE MERGER

2.1.         Effective Time of the Merger.     Subject to the provisions of this Agreement, the Company will be merged into Sub. The Merger Documents shall be duly prepared, executed and acknowledged at the Closing by the parties and thereafter delivered to the Secretary of State of the State of Ohio, for filing, as provided in the Ohio General Corporation Law as soon as practicable on or after the Closing Date. The Merger shall become effective upon the filing of the Merger Documents with the Secretary of State of the State of Ohio or at such time thereafter as is provided in the Merger Documents (the “Effective Time”).

2.2.         Effects of the Merger.     At the Effective Time, (a) the separate existence of the Company shall cease and the Company shall be merged with and into Sub, (b) until duly amended, the Articles of Incorporation of Sub shall be the Articles of Incorporation of the Surviving Corporation, (c) the Regulations of Sub shall be the Regulations of the Surviving Corporation, until duly amended, (d) the directors of Sub shall be the directors of the Surviving Corporation until duly replaced, (e) the officers of Sub shall be the officers of the Surviving Corporation, until duly replaced, (f) the issued and outstanding capital stock of Sub shall continue to be the issued and outstanding capital stock of the Surviving Corporation, (g) all contracts, agreements, purchase orders, leases, licenses, permits, and authorizations affecting or relating to the Company shall continue unimpaired as to the Surviving Corporation, (h) all debts, liabilities, and obligations of the Company, whether known or unknown, fixed or contingent, shall accede to the Surviving Corporation, and (i) the Merger shall, from and after the Effective Time, have all the effects provided by applicable law.

2.3.         Merger Consideration.     Subject to the terms and conditions of this Agreement, at and as of the Effective Time and by virtue of the Merger, the Company Common Stock shall be converted, without any action on the part of the holders thereof, into the right of the Shareholders to receive the following consideration (the “Merger Consideration”) in the relative amounts set forth on Schedule 2.3:

(a)           Four Million Five Hundred Thousand Dollars ($4,500,000) worth of unregistered Parent Common Stock, the exact number determined by dividing $4,500,000 by the average closing price of Parent Common Stock on the Nasdaq Stock Market for the thirty (30) calendar day period preceding the date of this Agreement or announcement of the Merger, whichever occurs first (the “Average Closing Price”);

(b)           Four Million Dollars ($4,000,000) cash (the “Closing Cash Payment”), subject to adjustment as provided in Section 2.4;

(c)           Five Hundred Thousand Dollars ($500,000) (the “Escrow Amount”), which will be deposited into the Escrow Account as further described in Section 2.5; and

(d)           Warrants to acquire 150,000 shares of Parent Common Stock at an exercise price equal to the Average Closing Price.

2.4.         Adjustment to the Merger Consideration.

(a)           Preparation of Year End Stockholders’ Equity. As soon as practicable after December 31, 2005 but no later than five (5) days prior to the Closing Date, Shareholders will prepare and deliver to Parent consolidated financial statements of the Company as of December 31, 2005 (the “Audited Year End Financial Statements”) prepared in a manner consistent with past accounting practices of the Company and in accordance with GAAP and audited by Ernst & Young LLP. The Audited Year End Financial Statements shall include a computation of consolidated stockholders’ equity as of the close of business on December 31, 2005 (the “Year End Stockholders’ Equity”).

(b)           Preparation of Adjusted Year End Stockholders’ Equity. No later than three (3) days prior to the Closing Date, the Shareholders shall determine the Company’s operating losses for the period from December 31, 2005 through the Closing Date which represent a material variance from the historical experiences of the Company in the comparable periods for the three prior years, and shall deduct such amount from the Year End Stockholders’ Equity (the “Adjusted Year End Stockholders’ Equity”); provided, however, that the net-of-tax Incentive Payments (as defined below) and Transaction Expenses (as defined below) paid by the Company and deducted from the Closing Cash Payments pursuant to Section 2.4(c)(ii) below shall not be deducted from the Adjusted Year End Stockholders’ Equity.

(c)           Merger Consideration Adjustments. The parties acknowledge that the Adjusted Year End Stockholders’ Equity is expected to be at least One Million Five Hundred Fifty Thousand Dollars ($1,550,000).

(i)            In the event that the Adjusted Year End Stockholders’ Equity is less than One Million Five Hundred Thousand Dollars ($1,500,000) then the difference shall be deducted from the Closing Cash Payment paid to the Shareholders at Closing.

(ii)           The Company shall pay (or be deemed to have paid) the following expenses on or prior to the Closing Date (including during the year ended December 31, 2005): (y) payments pursuant to stock appreciation rights, loyalty bonus programs and any other compensation or incentive compensation arrangements of the Company specifically related to the Merger (“Incentive Payments”) and (z) payments of legal, accounting, tax, investment banking and any other costs, fees and expenses of the Company or the Shareholders incurred prior to Closing in connection with pursuing or consummating the Merger (“Transaction Expenses”). The net-of-tax-benefit cost of the Incentive Payments and the Transaction Expenses shall be deducted from the Closing Cash Payment paid to the Shareholders at Closing.

Any reduction in the Closing Cash Payment shall be considered a decrease in the Merger Consideration.

(d)           Disagreement as to Calculations. In the event Parent disagrees with the amount of the Adjusted Year End Stockholders’ Equity, Parent may deliver the Closing Cash Payment without compromising any rights to contest the calculation of Adjusted Year End Stockholders’ Equity.  In such event, Parent shall notify the Shareholders’ Representative of such disagreement (the “Disagreement Notice”) within ten (10) business days of the Closing

Date.  For a period of ten (10) business days following the Shareholders’ Representative’s receipt of the Disagreement Notice (the “Review Period”), the Shareholders’ Representative shall afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours to the books of account and records of the Company for all periods prior to the Closing Date solely for purposes of determining the Adjusted Year End Stockholders’ Equity.  Within ten (10) business days of the expiration of the Review Period (the “Notice Period”), Parent shall notify the Shareholders’ Representative of the amount Parent has determined as the Adjusted Year End Stockholders’ Equity (the “Determination Notice”).  If the Determination Notice is not received by the Shareholders’ Representative on or prior to the expiration of the Notice Period, the amount of Adjusted Year End Stockholders’ Equity shall be final and binding.  If the Determination Notice is received by the Shareholders’ Representative on or prior to the expiration of the Notice Period, then (i) if Parent and the Shareholders’ Representative are able to agree on the amount of Adjusted Year End Stockholders’ Equity within ten (10) business days of the Shareholders’ Representative’s receipt of the Determination Notice, the amount so agreed to shall be final and binding, or (ii) if the Shareholders’ Representative and Parent are unable to agree on the amount of Adjusted Year End Stockholders’ Equity within ten (10) business days of the Shareholders’ Representative’s receipt the Determination Notice, the accounting firm of Crowe, Chizek and Company LLC (the “Expert”) shall be retained to arbitrate the dispute and render a determination of the Adjusted Year End Stockholders’ Equity within thirty (30) days of such retention, which determination shall be final and binding.  The fees and expenses of the Expert shall be paid by the party whose determination of the Adjusted Year End Stockholders’ Equity is further from the amount of the Adjusted Year End Stockholders’ Equity as determined by the Expert.  If the amount of Adjusted Year End Stockholders’ Equity following the procedures set forth above is less than the amount of Adjusted Year End Stockholders’ Equity used for determining the Closing Cash Payment, such difference will be paid by the Shareholders to Parent within five (5) days of such determination and shall be considered a further decrease in the Merger Consideration.

2.5.         Escrow.     At Closing Parent shall deposit the Escrow Amount into an escrow account with Park National Bank (the “Escrow Holder”). The terms by which the Escrow Holder shall hold and distribute the Escrow Amount shall be set forth in an escrow agreement (the “Escrow Agreement”) among Escrow Holder, the Shareholders’ Representative, the Surviving Corporation and Parent, substantially in the form attached hereto as Exhibit 2.5, to secure the indemnification obligations of the Shareholders pursuant to Article IX of this Agreement.

2.6.         No Further Ownership Rights in Company Common Stock.     The Merger Consideration paid by Parent upon cancellation of the shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to the shares of Company Common Stock.

ARTICLE III.
THE CLOSING

3.1.         Closing.     Subject to the provisions of Section 8.1, the closing of the Merger (the “Closing”) will take place at the offices of Robins, Kaplan, Miller & Ciresi, L.L.P in Minneapolis, Minnesota at 9:00 a.m. on the later of (i) March 7, 2006 or three (3) business days following the date on which all conditions to Closing specified in Article VII of this Agreement have been satisfied or waived or (ii) at such other time and place as the parties may agree in writing (the “Closing Date”). The Merger shall be effective at 12:01 a.m. on the Closing Date.

3.2.         Closing Deliveries of the Company and Shareholders.     At the Closing, the Company and the Shareholders will make the following deliveries:

(a)           Stock certificates of each Shareholder evidencing all of the issued and outstanding shares of the Company Common Stock, duly endorsed for transfer or accompanied by duly executed stock powers;

(b)           An officer’s certificate of the Company certifying to, and attaching, (i) a copy of the resolutions of the Company’s directors and Shareholders authorizing the execution, delivery and performance of this Agreement and the Merger Documents as having been duly adopted and as being in full force and effect on the Closing Date; and (ii) a true and complete copy of the Articles of Incorporation and Regulations of the Company as in effect on the Closing Date.

(c)           An opinion dated the Closing Date of Kegler, Brown, Hill & Ritter Co., L.P.A., counsel to the Company, in substantially the form attached as Exhibit 3.2(c) (the “Company Legal Opinion”);

(d)           Releases executed by the Shareholders in substantially the form attached as Exhibit 3.2(d) (the “Releases”);

(e)           Executed written resignations of all officers and directors of the Company and its subsidiary, effective as of the Closing Date (the “Resignations”);

(f)            The Escrow Agreement reflecting the provisions of Section 2.5 above;

(g)           Employment Agreements executed by each of Mr. McCormick and Mr. Maltby, substantially in the form attached hereto as Exhibit 3.2(g)-1 and by each of Messrs. Lindsey, Humphreys and Datz in substantially the form of Exhibit 3.2(g)-2 (collectively, the “Employment Agreements”);

(h)           Stock Option Agreements executed by each of Mr. McCormick and Mr. Maltby, substantially in the form attached hereto as Exhibit 3.2(h) (the “Stock Option Agreements”);

(i)            Restrictive Covenant Agreement executed by each of the Shareholders, substantially in the form attached hereto as Exhibit 3.2(i) (the “Restrictive Covenant Agreement”;

(j)            Registration Rights Agreement executed by each of the Shareholders, substantially in the form attached hereto as Exhibit 3.2(j) (the “Registration Rights Agreement”); and

(k)           Such other documents as Parent may reasonably request.

3.3.         Closing Deliveries of Parent and Sub.     At the Closing, Parent and Sub will make the following deliveries:

(a)           Parent will deliver to the Shareholders stock certificates evidencing the Parent Common Stock being issued to the Shareholders pursuant to Section 2.3(a);

(b)           Parent will deliver to the Shareholders, by wire transfer of immediately available federal funds to an account(s) designated by the Shareholders, the Closing Cash Payment being paid to the Shareholders pursuant to Section 2.3(b);

(c)           Parent will deposit the Escrow Amount into the Escrow Account pursuant to the terms of the Escrow Agreement;

(d)           Parent will deliver to the Shareholders executed Warrant Agreements, representing the Merger Consideration being paid pursuant to Section 2.3(d), substantially in the form attached hereto as Exhibit 3.3(d) (the “Warrant Agreements”);

(e)           An officer’s certificate of Parent and Sub certifying to, and attaching, the following: (i) a copy of the resolutions of Parent’s and Sub’s board of directors authorizing the execution, delivery and performance of this Agreement and the Merger Documents as having been duly adopted and as being in full force and effect on the Closing Date; and (ii) a true and complete copy of the articles of incorporation and bylaws of Parent and Sub as in effect on the Closing Date;

(f)            An opinion dated the Closing Date of Robins, Kaplan, Miller & Ciresi L.L.P., counsel to Parent and Sub, in substantially the form attached as Exhibit 3.3(f) (the “Parent Legal Opinion”);

(g)           Escrow Agreement executed by Parent with the Surviving Corporation, the Shareholders’ Representative and the Escrow Holder;

(h)           Employment Agreements executed by Parent with each of Mr. McCormick and Mr. Maltby, substantially in the form attached hereto as Exhibit 3.2(g)-1 and Employment Agreements executed by Parent with each of Britt C. Lindsey, Todd Humphreys and Jerry Datz, substantially in the form attached hereto as Exhibit 3.2(g)-2;

(i)            Stock Option Agreements executed by Parent with each of Mr. McCormick and Mr. Maltby, substantially in the form attached hereto as Exhibit 3.2(h);

(j)            Restrictive Covenant Agreement executed by Parent with each of the Shareholders, substantially in the form attached hereto as Exhibit 3.2(i);

(k)           Registration Rights Agreement executed by Parent with each of the Shareholders, substantially in the form attached hereto as Exhibit 3.2(j); and

(l)            Such other documents as the Shareholders may reasonably request.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SHAREHOLDERS

Except as disclosed in the Company Disclosure Schedule, the Company and the Shareholders, jointly and severally, represent and warrant to Parent and Sub as follows:

4.1.         Organization and Standing; Subsidiary.

(a)           Each of the Company and its subsidiary is a corporation duly organized and validly existing, respectively, under the laws of their respective jurisdictions of incorporation, has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which a failure so to qualify would have a Material Adverse Effect on the Business Condition of the Company or its subsidiary. Each of the Company and its subsidiary has heretofore made available to Parent complete and correct copies of its and its subsidiary’s Articles of Incorporation, and all amendments thereto, and of its Regulations and any other governing documents or instruments, in each case as in effect immediately prior to the Closing.

(b)           GolfWorks Europe Limited, a corporation organized under the laws of the United Kingdom and a wholly-owned subsidiary of the Company (“GolfWorks Europe”), ceased doing business as a going concern on January 20, 2006.  Except as set forth on Schedule 4.1(b), there are no Liabilities (whether absolute, accrued, contingent, known or unknown) except (a) Liabilities that are accrued or reserved (which reserves are adequate) against in the Current Balance Sheet of the Company or (b) additional Liabilities since the date of the Current Balance Sheet that (i) have arisen in the ordinary course of business; and (ii) amount in the aggregate to less than $50,000.00.

4.2.         Capital Structure.    The authorized capital stock of the Company consists of Twenty Thousand Eight Hundred Thirty-Four (20,834) shares of Class A common stock, of which no shares are issued and outstanding, and One Hundred Four Thousand One Hundred Sixty-Six (104,166) shares of Class B common stock, of which Fifty-Three Thousand Six Hundred Eighty-Three (53,683) shares are issued and outstanding (the “Company Shares”), and no shares of preferred stock. All Company Shares have been duly authorized and validly issued, are fully paid and nonassessable, and were issued in compliance with applicable federal and state securities laws. There are no outstanding options, warrants, calls, conversion rights, commitments, agreements, contracts, understandings, restrictions, arrangements, or rights of any character to which the Company or its subsidiary is a party or by which the Company or its subsidiary may be bound entitling the holder thereof to purchase or acquire shares of the capital stock of the Company or its subsidiary or obligating the Company or its subsidiary to issue, deliver, or sell, or cause to be issued, delivered, or sold, additional shares of the capital stock of the Company or its subsidiary, or obligating the Company or its subsidiary to grant, extend, or enter into any such option, warrant, call, conversion right, commitment, agreement, contract, understanding, restriction, arrangement, or right. Neither the Company nor its subsidiary has granted or issued any options entitling the holder thereof to purchase shares of the capital stock of the Company or its subsidiary. Neither the Company nor its subsidiary has outstanding any bonds, debentures, notes, or other indebtedness the holders of which have the right to vote (or convertible or exercisable into securities having the right to vote) with holders of Company Shares or its subsidiary on any matter. The Shareholders are the lawful record and beneficial owners of all of the outstanding Company Shares, each Shareholder so owning the Company Shares shown as owned by such Shareholder on Schedule 4.2 and having valid title thereto, free and clear of all liens, pledges, encumbrances, security interests, restrictions on transfer (other than restrictions under federal and state securities laws or the Ralph Maltby Enterprises, Inc. Shareholder Agreement dated June 1, 2001, claims, and equities of every kind. All of the outstanding shares of capital stock of the Company’s subsidiary are duly authorized and validly issued, are fully paid and nonassessable, and were issued in compliance with applicable federal and state securities laws and all such shares are owned by the Company free and clear of all liens, pledges, encumbrances, security interests, restrictions on transfer (other than restrictions under federal and state securities laws), claims, and equities of every kind. Except for this Agreement, there are no outstanding warrants, options, or rights of any kind to acquire from such Shareholders the Company Shares.

4.3.         Authority.    The Company has all requisite corporate power and authority to enter into this Agreement and the Merger Documents and, subject to the Company Required Statutory Approvals, to consummate the transactions contemplated hereby and thereby. Each of the Shareholders has the full power and authority to enter into this Agreement and the transactions contemplated herein. The execution and delivery by the Company of this Agreement and the Merger Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company, including the unanimous approval of its directors and the Shareholders. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable in accordance with its terms.

4.4.         Compliance with Laws and Other Instruments.

(a)           To the Knowledge of the Company, each of the Company and its subsidiary holds all Licenses necessary for the lawful conduct of its business pursuant to all applicable statutes, laws, ordinances, rules, and regulations of all Governmental Entities having jurisdiction over it or any part of its operations, excepting, however, when such failure to hold would not have a Material Adverse Effect on the Business Condition of the Company or its subsidiary. To the Knowledge of the Company, there are no violations or claimed violations of any such License or any such statute, law, ordinance, rule or regulation.

(b)           Except as set forth on Schedule 4.4(b), the execution and delivery of this Agreement does not, and execution and delivery of the Merger Documents and the consummation of the transactions contemplated hereby and thereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, or acceleration of any obligation or loss of a material benefit under, or the creation of a lien, pledge, security interest, charge, or other encumbrance on Assets (any such conflict, violation, default, right, loss or creation being referred to herein as a “Violation”) pursuant to (i) any provision of the Articles of Incorporation or Regulations of the Company or its subsidiary or (ii) any loan or credit agreement, note, bond, mortgage, indenture, contract, Lease, License or other material agreement or instrument, permit, concession, franchise, license, Order, statute, law, ordinance, rule or regulation applicable to the Company or its subsidiary, or their respective properties or the Assets, other than, in the case of (ii), any such Violation which individually or in the aggregate would not have a Material Adverse Effect on the Business Condition of the Company or its subsidiary.

(c)           No Governmental Consent of any Governmental Entity is required by or with respect to the Company or its subsidiary in connection with the execution and delivery of this Agreement and the Merger Documents or the consummation by the Company of the transactions contemplated hereby or thereby, except for Governmental Consents, if any, relating to (i) such filings, authorizations, Orders and approvals as may be required under foreign laws, state securities laws and the NASD Bylaws or “blue sky” laws, and (ii) the filing of the Merger Documents with the Secretary of State of the State of Ohio (the filings and approvals referred to in clauses (i) and (ii) are collectively referred to as the “Company Required Statutory Approvals”) and except for such other Governmental Consents which if not obtained or made would not have a Material Adverse Effect on the Business Condition of the Company or its subsidiary.

4.5.         Financial Statements.     The Company has delivered or will deliver prior to the Closing Date the following financial statements: (a) audited statements of income, cash flow, balance sheets and changes in stockholders’ equity of the Company as of the close of the fiscal years ended the 31st day of December in the years 2004, 2003 and 2002, together with the report thereon of Haemmerle, Heximer, Harvey & Co., independent certified public accountants; (b) audited statements of income, cash flow, balance sheets and changes in stockholders’ equity of the Company as of the close of the fiscal year ended the 31st day of December in the year 2005, together with the report thereon of Ernst & Young LLP, independent certified public accountants; (c) an unaudited statement of income of the Company for the period from January 1, 2006 to January 31, 2006; and (d) a unaudited balance sheet of the Company as of January 31, 2006 (the “Current Balance Sheet” and together with (a) through (c), collectively referred to as the “Financial Statements”). The Financial Statements: (x) are in accordance with the books and records of the Company; (y) present fairly, in all material respects, the financial position of the Company as of the dates indicated and the results of operations for the periods covered; and (z) with respect to (a) and (b) above, have been prepared in accordance with generally accepted accounting principles (“GAAP”) consistently applied. There are no off-balance sheet Liabilities or claims of any nature, whether accrued, absolute, contingent, anticipated, or otherwise, whether due or to become due, whether known or unknown that are not shown or provided for either in the Current Balance Sheet, this Agreement, or the Company Disclosure Schedule. The Liabilities of each of the Company and its subsidiary were incurred in the ordinary course of business.

4.6.         Absence of Undisclosed Liabilities.     Neither the Company nor its subsidiary has any Liabilities (whether absolute, accrued, contingent, known or unknown) except (a) Liabilities that are accrued or reserved (which reserves are adequate) against in the Current Balance Sheet or (b) additional Liabilities reserved against (which reserves are adequate) since the date of the Current Balance Sheet that (i) have arisen in the ordinary course of business; (ii) are accrued or reserved against (which reserves are adequate) on the books and records of the Company or its subsidiary; and (iii) amount in the aggregate to less than $50,000.00.

4.7.         No Material Adverse Change.     Except as set forth on Schedule 4.7, since the date of the Current Balance Sheet, each of the Company and its subsidiary has conducted its business in the ordinary course and there has not been: (a) any Material Adverse Effect on the Business Condition of the Company or its subsidiary or any development or combination of developments that is reasonably likely to result in such an effect; (b) any damage, destruction or loss, whether or not covered by insurance, having or reasonably likely to have a Material Adverse Effect on the Business Condition of the Company or its subsidiary; (c) any declaration, setting aside, or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the capital stock of the Company or its subsidiary or any direct or indirect redemption, purchase or other acquisition by the Company or its subsidiary of any of their respective shares of capital stock; (d) any increase or change in the compensation or benefits payable or to become payable by the Company or its subsidiary to any of their respective employees, directors or consultants except, with respect to non-officer employees and consultants only, any increases in the ordinary course of business consistent with past practice; (e) any acquisition, transfer or sale of a material Asset or a material amount of property of the Company or its subsidiary, except in the ordinary course of business; (f) any increase or modification in any bonus, pension, insurance, or other employee benefit plan, payment or arrangement made to, for, or with any of its employees; (g) any grant by the Company or its subsidiary of stock options, restricted stock awards, stock bonuses, stock appreciation rights and similar equity based awards; (h) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company or its subsidiary or any revaluation by the Company or its subsidiary of any of their respective Assets; (i) any material contract entered into by the Company or its subsidiary, other than as provided to Parent, or any material amendment or termination of, or default under, any material contract to which the Company or its subsidiary is a party or by which it is bound; or (j) any negotiation or agreement by the Company or its subsidiary to do any of the things described in the preceding clauses (a) through (j) (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement).

4.8.         Taxes.

(a)           Each of the Company and its subsidiary has timely filed (or caused to be filed) all federal, state, local and foreign Tax Returns, reports and information statements required to be filed by it and its subsidiary with respect to any period of time ending on or before the Closing Date, which returns, reports, and statements are and will be true, correct, and complete in all material respects, and paid and will pay all Taxes required to be paid as shown on such returns, reports, and statements. All Taxes required to be paid in respect of the periods covered by such returns (“Return Periods”) have been, and as of the Closing Date will be, either paid or fully accrued on the books of the Company or its subsidiary. Each of the Company and its subsidiary has fully accrued all unpaid Taxes in respect of all periods (or the portion of any such periods) subsequent to the Return Periods. No deficiencies or adjustments for any amount of Tax have been claimed, proposed or assessed, or to the Knowledge of the Company, threatened. None of the Company’s or its subsidiary’s federal and state Tax Returns for the last three (3) fiscal years have been audited or are the subject of a pending audit by the Internal Revenue Service or the applicable state agencies. Neither the Company nor its subsidiary is subject to any pending or, to the Knowledge of the Company, threatened, Tax audit or examination and neither the Company nor its subsidiary has waived any statute of limitations with respect to the assessment of any Tax. The Current Balance Sheet and, when delivered to Parent and Sub, the Closing Balance Sheet (i) fully accrue for all material actual and contingent liabilities for Taxes with respect to all periods through the date thereof, as applicable, and each of the Company and its subsidiary has not incurred and will not incur any Tax Liability materially in excess of the amount reflected thereon, as applicable, with respect to such periods (excluding any amount thereof that reflects temporary differences between the recognition of income for purposes of GAAP and for Tax purposes), and (ii) accrue in accordance with GAAP for all material Liabilities for Taxes payable after the date thereof, as applicable, with respect to all transactions and events occurring on or prior to such date. No material Tax Liability since the date of the Current Balance Sheet Date has been or will be incurred by the Company or its subsidiary other than in the ordinary course of business, and adequate provision has been made by each of the Company and its subsidiary for all material Taxes since that date in accordance with GAAP on at least a quarterly basis. Each of the Company and its subsidiary has provided Parent true and correct copies of all Tax Returns, information statements, reports, work papers and other Tax data reasonably requested by Parent. No consent or agreement has been made under former Section 341 of the Code by or on behalf of the Company, its subsidiary or any predecessor thereof.

(b)           There are no liens for Taxes upon the Assets of the Company or its subsidiary except for Taxes that are not yet payable. Neither the Company nor its subsidiary has entered into any agreements, waivers, or other arrangements in respect of the statute of limitations in respect of its Taxes or Tax Returns. Each of the Company and its subsidiary has withheld all Taxes required to be withheld in respect of wages, salaries, and other payments to all employees, officers and directors and timely paid all such amounts withheld to the proper taxing authority. Neither the Company nor its subsidiary has ever been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code. Each of the Company and its subsidiary is in full compliance with all the terms and conditions of any Tax exemptions or other Tax-sharing agreement or order of a foreign government and the consummation of the Merger will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption or other Tax-sharing agreement or order. Neither the Company, its subsidiary nor any person on behalf of the Company or its subsidiary has entered into or will enter into any agreement or consent pursuant to the collapsible corporation provisions of former Section 341(f) of the Code (or any corresponding provision of state income tax law) or agreed to have former Section 341(f)(2) of the Code (or any corresponding provision of state income tax law) apply to any disposition of any Asset owned by the Company or its subsidiary.

(c)           The Company and its subsidiary are not required to include in income any adjustment pursuant to Section 481(a) of the Code (or similar provisions of other law or regulations) in its current or in any future taxable period, by reason of a change in accounting method; nor, to the Knowledge of the Company, has the IRS (or other taxing authority) proposed, or is the IRS (or other taxing authority) considering, any such change in accounting method. Neither the Company nor its subsidiary is a party to any agreement, contract, or arrangement that would result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code. None of the Assets is property that is required to be treated as owned by any other person pursuant to the “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954 as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986 and none of the Assets of the Company or its subsidiary is “tax exempt use property” within the meaning of Section 168(h) of the Code. None of the Assets secures any debt the interest on which is tax exempt under Section 103 of the Code. Neither the Company nor its subsidiary has ever been a party (either as a distributing corporation or as a corporation that has been distributed) to any transaction intended to qualify under Section 355 of the Code or any corresponding provision of state law. Neither the Company nor its subsidiary has participated in (and will not participate in) an international boycott within the meaning of Section 999 of the Code.

(d)           All elections with respect to the Taxes of the Company or its subsidiary made during the fiscal years ending December 31, 2002, 2003 and 2004 are reflected on the Tax Returns for such periods. Neither the Company nor its subsidiary is party to any joint venture, partnership or other arrangement or contract that could be treated as a partnership for federal income tax purposes. The Company and its subsidiary are not currently and never have been subject to the reporting requirements of Section 6038A of the Code. Neither the Company nor its subsidiary is, or has been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Other than by reason of the Merger, each of the Company and its subsidiary has not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger. Neither the Company nor its subsidiary has received notice or claim within the last three (3) years from or by any Tax authority in a jurisdiction where the Company or its subsidiary has not filed Tax Returns that it is or may be subject to taxation by that Tax authority.

4.9.         Employees.     Neither the Company nor its subsidiary has collective bargaining agreements with any of its employees. There is no labor union organizing activity pending or, to the Knowledge of the Company, threatened with respect to the Company or its subsidiary. Except as set forth on Schedule 4.9, no employee of the Company or its subsidiary has any written agreement or contract regarding his or her employment, other than an agreement for at-will employment and neither the Company nor its subsidiary has arrangements with any of its employees, whether written or oral, that are out of the ordinary course of business. No employee of the Company or its subsidiary, nor any consultant with whom the Company or its subsidiary has contracted, is in violation of any term of any employment contract, proprietary information agreement, or any other agreement relating to the right of any such individual to be employed by, or to contract with, the Company or its subsidiary and the continued employment by the Company and its subsidiary of its present employees, and the performance of each of the Company’s and its subsidiary’s contracts with their respective independent contractors, will not result in any such violation. Neither the Company nor its subsidiary has received any notice alleging that any such violation has occurred. Except as set forth on Schedule 4.9, no employee of the Company or its subsidiary has been granted the right to continued employment by the Company or its subsidiary or to any compensation following termination of employment with the Company or its subsidiary. Each of the Company and its subsidiary is in compliance with all currently applicable laws respecting employment, employment practices and terms, conditions of employment and wages and hours. Neither the Company nor its subsidiary is engaged in any unfair labor practice and there is no unfair labor practice complaint pending or threatened against the Company or its subsidiary before the National Labor Relations Board. No employee of the Company or its subsidiary has been injured in the work place or in the course of his or her employment except for injuries that are covered by insurance or for which a claim has been made under workers’ compensation or similar laws. There are no pending or threatened charges or complaints alleging sexual harassment or other discrimination or unlawful conduct by the Company, its subsidiary or any of their employees nor, to the Knowledge of the Company is there a basis for the filing of such a complaint. Each of the Company and its subsidiary has complied with the verification requirements and the record-keeping requirements of the Immigration Reform and Control Act of 1986 (“IRCA”); to the Knowledge of the Company, the information and documents on which the Company and its subsidiary relied to comply with IRCA are true and correct; and there have not been any discrimination complaints filed against the Company or its subsidiary pursuant to IRCA, and to the Knowledge of the Company, there is no basis for the filing of such a complaint.

4.10.       Employee Benefit Plans.    Each Plan covering active, former, or retired employees of the Company or its subsidiary is listed in Schedule 4.10.

(a)           Each Plan has been maintained and administered in material compliance with its terms and with the requirements prescribed by any and all applicable statutes, Orders, rules, and regulations, including without limitation with respect to any filings required to be made with respect to each Plan with any Governmental Entity (including without limitation on Form 5500) and is, to the extent required by applicable law or contract, fully funded in a timely manner without having any deficit or unfunded actuarial liability;

(b)           all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof and no past service funding liabilities exist thereunder;

(c)           each Plan that is required or intended to be qualified under applicable law or registered or approved by a Governmental Entity has been so qualified, registered, or approved by the appropriate Governmental Entity, and nothing has occurred since the date of the last qualification, registration, or approval to affect adversely, or cause the appropriate Governmental Entity to revoke, such qualification, registration, or approval;

(d)           to the extent applicable, the Plans comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), the Family Medical Leave Act of 1993 (“FMLA”), the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPPA”) and the Code except to the extent that a failure to satisfy any of such requirements would not have a Material Adverse Effect on the Company or its subsidiary, and any Plan intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified and nothing has occurred to cause the loss of such qualified status;

(e)           no Plan is covered by Title IV of ERISA or Section 412 of the Code, and neither the Company nor its subsidiary has accumulated funding deficiency under Section 412 of the Code;

(f)            neither the Company nor its subsidiary has incurred any Liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA;

(g)           there are no pending or anticipated claims against or otherwise involving any of the Plans and no suit, action, or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought against or with respect to any such Plan;

(h)           all material contributions, reserves or premium payments required to be made as of the date hereof to the Plans have been fully made or adequately provided for on the Current Balance Sheet and on the subsequent books and financial records of the Company and its subsidiary with all accruals (including, where appropriate, proportional accruals for partial periods) having been made in accordance with prior practices;

(i)            neither the Company nor its subsidiary has incurred any Liability under Subtitle C or D of Title IV of ERISA with respect to any “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by the Company, its subsidiary or any entity that is considered one employer with the Company or its subsidiary under Section 4001 of ERISA;

(j)            neither the Company nor its subsidiary has incurred any withdrawal Liability under Subtitle E of Title IV of ERISA with respect to any “multiemployer plan,” within the meaning of Section 4001(a)(3) of ERISA;

(k)           neither the Company nor its subsidiary has any Liability for retiree health and life benefits under any Plan;

(l)            there are no restrictions on the rights of the Company or its subsidiary to amend or terminate any Plan without incurring any Liability thereunder;

(m)          neither the Company nor its subsidiary has any Liability under any terminated defined benefit plan;

(n)           no amendment has been adopted or contemplated that would materially increase the benefits under any Plan; and

(o)           as of the Closing Date, only employees of the Company or its subsidiary will be eligible for benefits under any Plan.

4.11.       Certain Agreements.  Except as set forth on Schedule 4.11, neither the execution and delivery of this Agreement and the Merger Documents nor the consummation of the transactions contemplated hereby or thereby will (a) result in any payment (including, without limitation, severance, unemployment compensation, parachute payment, bonus or otherwise) becoming due to any director, employee, or independent contractor of the Company or its subsidiary, from the Company or its subsidiary under any Plan, agreement, or otherwise, (b) increase any benefits otherwise payable under any Plan or agreement, (c) result in the acceleration of the time of payment or vesting of any such benefits, or (d) result in the forgiveness of any indebtedness of any employee, director or independent contractor of the Company or its subsidiary.

4.12.       Litigation.    Except as set forth in Schedule 4.12, there is no private or governmental claim, action, suit, arbitration, or proceeding pending before any Governmental Entity or tribunal, foreign or domestic or, to the Knowledge of Company, threatened, that would or is reasonably likely to have, if adversely determined, individually or in the aggregate, a Material Adverse Effect on the Business Condition of the Company or its subsidiary, nor is there any rule or Order of any Governmental Entity or arbitrator outstanding against the Company or its subsidiary having, or which, insofar as reasonably can be foreseen, in the future could have, any such effect. There is no investigation pending or, to the Knowledge of the Company, threatened, against the Company or its subsidiary, before any foreign, federal, state, municipal, or other governmental department, commission, board, bureau, agency, instrumentality, or other Government Entity. There is no judgment, decree or Order against the Company, its subsidiary or any of their directors or officers (in their capacities as such) that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement or the Merger Documents, or that could reasonably be expected to have a Material Adverse Effect on the Company or its subsidiary. Neither the Company nor its subsidiary has any plans to initiate any litigation against any third party.

4.13.       Title to and Condition of Assets.

(a)           Except as set forth in Schedule 4.13, each of the Company and its subsidiary has good and marketable title to all of its Assets, free and clear of any liens, mortgages, pledges, charges, encumbrances or restrictions of any kind or character that would preclude the current use thereof, except: (i) liens for current property Taxes and assessments not yet delinquent, (ii) liens imposed by law and incurred in the ordinary course of business for obligations not yet due to materialmen, warehousemen and the like which individually and in the aggregate are not material in amount, and (iii) liens on the landlords’ interests in real property leased by the Company as tenant. All of the Assets are reflected in the Current Balance Sheet to the extent GAAP requires the same to be reflected.

(b)           The Fixed Assets taken as a whole currently in use or necessary for the business and operations of the Company and its subsidiary are in good working condition for operation of the business.

4.14.       Major Contracts.     Schedule 4.14 contains a list of each of the following agreements to which the Company or its subsidiary is a party or subject:

(a)           Any union contract, or any employment or independent contractor contract or arrangement providing for future compensation, written or oral, with any officer, consultant,

director, or employee which (i) exceeds $50,000 per annum, or (ii) is not terminable by the Company or its subsidiary on thirty (30) days’ notice or less without penalty or obligation to make payments related to such termination;

(b)           Any joint venture contract or arrangement or any other agreement that has involved or is expected to involve a sharing of gross revenues of $100,000 per annum or more to other persons;

(c)           Any lease for personal property in which the amount of payments that the Company or its subsidiary is required to make on an annual basis exceeds $50,000;

(d)           Any contract containing covenants purporting to limit the Company’s or its subsidiary’s freedom to compete in any line of business or in any geographic area;

(e)           Any written agreements with each of the Company’s or its subsidiary’s top ten (10) suppliers and top ten (10) customers by dollar volume in 2004 and in 2005;

(f)            Any executory agreement not otherwise disclosed in the schedules hereto that provides for the receipt or expenditure by the Company or its subsidiary in excess of $50,000;

(g)           Any outstanding notes, evidences of indebtedness, conditional sales contracts, deeds of trust, indentures, loan or credit agreements or similar instruments for money borrowed or guaranteed by the Company or its subsidiary or credit terms extended to the Company or its subsidiary, or for money lent or credit extended by the Company or its subsidiary; or

(h)           Any agreement not already listed pursuant to any of the foregoing paragraphs which does not expire by its terms on or prior to the date one (1) year after the Closing Date or cannot be terminated by the Company or its subsidiary upon less than one (1) year’s notice to the other party.

All contracts, plans, arrangements, agreements, leases, licenses, franchises, permits, indentures, authorizations, instruments, and other commitments listed in Schedule 4.14 are valid and in full force and effect; neither the Company nor its subsidiary, nor to the Knowledge of the Company any other party thereto, has breached any material provision of, or is in default in any material respect under the terms thereof and, from and after the Effective Time, the Surviving Corporation will have all of the same rights, benefits, privileges and Liabilities thereunder as though it was the Company.

4.15.       Material Relations.    To the Knowledge of the Company, none of the parties to any of the contracts identified in Schedule 4.14 have terminated the applicable contract, and no such party has in any way expressed an intent to terminate its business with the Company or its subsidiary in the future or to reduce the amount of such business in a manner that would have a Material Adverse Effect on the Business Condition of the Company or its subsidiary.

4.16.       Real Property / Leasehold Interests.    Schedule 4.16 sets forth the street address of all (i) Leased Premises and (ii) property owned by the Company or its subsidiary. The Leases for the Leased Premises are valid, binding and in full force and effect and have not been amended, and no party thereto is in default or breach under any such Lease, except for such non-monetary defaults as have not had and are not reasonably likely to have, individually and in the aggregate, a Material Adverse Effect on the Company or its subsidiary. No event has occurred which, with the passage of time or the giving of notice or both would cause a breach of or default under any of such Leases. The interests of Company and its subsidiary in the Leases for the Leased Premises and the real property owned by the Company or its subsidiary are free and clear of all mortgages, pledges, liens, encumbrances and security interests, except (a) those reflected or reserved against (which reserves are adequate) in the Current Balance Sheet, and (b) Taxes and general and special assessments not in default and payable without penalty and interest. The real property owned by the Company or its subsidiary and the improvements constructed at each facility subject to a Lease for Leased Premises, including all leasehold improvements and all fixtures owned, leased or used by the Company at such owned or Leased facilities are: (w) structurally sound in all material respects with no material defects; (x) in good operating condition and repair in all material respects, subject to ordinary wear and tear; (y) not in need of material repair or correction except for ordinary routine maintenance and repair; and (z) sufficient in all material respects for the operation of each of the Company’s and its subsidiary’s respective businesses as presently conducted. Each of the Company and its subsidiary has a valid leasehold interest in the Leased Premises. Neither the Company nor its subsidiary has received notice of: (i) any condemnation proceeding with respect to any portion of the Leased Premises or real property owned by the Company or its subsidiary or any access thereto; or (ii) any special assessment that may encumber any of the Leased Premises or real property owned by the Company or its subsidiary.

4.17.       Environmental Matters.

(a)           Each of the Company and its subsidiary is and has at all times been in material compliance with all Environmental Laws governing its business and operations, including, without limitation: (i) all requirements of Environmental Law relating to the discharge and handling of Hazardous Substances; (ii) all requirements of Environmental Law relating to notice, record keeping and reporting; and (iii) all requirements of Environmental Law relating to obtaining and maintaining Licenses for the ownership of its properties and assets and the operation of their businesses as presently conducted, including Licenses relating to the handling and discharge of Hazardous Substances. To the Knowledge of the Company, no material expenditures by the Company or its subsidiary are or will be required in order to comply with the Environmental Laws.

(b)           There are no Notices or Proceedings pending or, to the Knowledge of the Company, threatened against the Company or its subsidiary, or their businesses, operations, properties, or assets, issued by any Governmental Entity or third party with respect to any Environmental Laws (or Licenses issued to the Company or its subsidiary thereunder) in connection with, related to or arising out of the ownership by the Company and its subsidiary of their respective properties or assets or the operations of their businesses.

(c)           Neither the Company nor its subsidiary has discharged, or allowed or arranged for any third party to discharge Hazardous Substances to, at, or upon any location other than a site lawfully permitted to receive such Hazardous Substances. To the Knowledge of the Company, there has not occurred, nor is there presently occurring, a discharge of any Hazardous Substance on, into or beneath the surface of any real property currently owned or Leased by the Company or its subsidiary, in an amount requiring the Company or its subsidiary to make a notice or report to a Governmental Entity.

(d)           Except as set forth on Schedule 4.17(d), the Company and its subsidiary do not own or operate, nor has the Company or its subsidiary owned or operated any “aboveground storage tanks” or any “underground storage tanks” as defined in any applicable Environmental Law, and to the Knowledge of the Company, there are not now nor have there been any such underground storage tanks beneath any real property currently owned or Leased by the Company or its subsidiary that are required to be registered under applicable Environmental Laws.

4.18.       Intellectual Property.    Each of the Company and its subsidiary owns, or is licensed to use, the Intellectual Property Rights. Such ownership, licenses and rights are exclusive (A) except with respect to Technical Information in the public domain and (B) except with respect to standard, generally commercially available, “off-the-shelf” third party products. No Intellectual Property Rights used by the Company or its subsidiary is owned by any Shareholder. Schedule 4.18(a) lists: (i) all trademarks, trade names, service marks, patents, and any registrations or applications therefor, and all material copyrights whether or not registered, and any registrations therefor, included in the Intellectual Property Rights; and (ii) all material written licenses and other agreements to which the Company, its subsidiary or a Shareholder is a party and pursuant to which the Company or its subsidiary is authorized to use any Intellectual Property Right, and includes the identities of the parties thereto and the date thereof. Each of the Company and its subsidiary is not, nor as a result of the execution, delivery, or performance of the Company’s or its subsidiary’s obligations hereunder will the Company or its subsidiary be, in violation of any license or agreement described in Schedule 4.18(a). Except as set forth on Schedule 4.18(b), to the Knowledge of Company, there are no claims by or against the Company with respect to the Intellectual Property that are the subject of a current dispute or controversy, nor, to the Knowledge of the Company, are there any grounds for any claims relating to the use by the Company or its subsidiary of any of the Intellectual Property Rights, trade secrets, technology, know-how, processes, or computer software programs and applications used in the businesses of the Company or its subsidiary as currently conducted or proposed to be conducted. To the Knowledge of the Company all registered trademarks listed on Schedule 4.18(a) are valid, enforceable, and subsisting. Except as set forth in Schedule 4.18(b), to the Knowledge of the Company, there is no unauthorized use, infringement or misappropriation of any of the Intellectual Property Rights by any third party, employee, or former employee. All copyrightable matter included in the Intellectual Property Rights was created by persons who were employees of the Company or its subsidiary at the time of creation or has been properly assigned to the Company and no third party has or will have “moral rights” or rights to terminate any assignment or license with respect thereto, except pursuant to 17 U.S.C. §203. Each of the Company and its subsidiaries has taken all reasonable and appropriate steps to protect and preserve the confidentiality of all trade secrets, and confidential technology and processes necessary for it to conduct its respective business as presently conducted and with respect to which the Company or its subsidiaries has exclusivity and that is not otherwise disclosed in published patents or patent applications or registered copyrights and, except where failure to do so would not have a Material Adverse Effect on the Company or any of its subsidiaries, all use by and disclosure to employees or others of such trade secrets, and confidential technology and processes has been pursuant to the terms of valid and binding written confidentiality and nonuse/restricted-use agreements.

4.19.       Questionable Payments.    Neither the Company, its subsidiary nor any Shareholder, nor, to the Knowledge of the Company, any director, officer, employee, or agent of the Company or its subsidiary, has: (i) made any payment or provided services or other favors in the United States or any foreign country in order to obtain preferential treatment or consideration by any Governmental Entity with respect to any aspect of the business of the Company or its subsidiary or (ii) made any political contributions that would not be lawful where made whether under the laws of the United States, any foreign country or any jurisdiction within the United States or any foreign country. Neither the Company, its subsidiary nor any Shareholder, nor, to the Knowledge of the Company, any director, officer, employee, or agent of the Company or its subsidiary has been or is the subject of any investigation by any Governmental Entity in connection with any such payment, provision of services, or contribution.

4.20.       Brokers and Finders Fees; Other Fees.    Other than Professional Planning Consultants, Inc. in accordance with the terms of its engagement letter, neither the Company, its subsidiary nor any Shareholder, nor any of the Company’s or its subsidiary’s directors, officers, or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or similar payments in connection with the transactions contemplated by this Agreement.

4.21.       Products Liability.    There are no claims presently pending or, to the Knowledge of the Company, threatened against the Company or its subsidiary that are for products liability on account of any express or implied warranty or are for personal injury.

4.22.       Inventory.    The inventory reflected in the Current Balance Sheet is good and merchantable material, of a quality and quantity saleable in the ordinary course of business of the Company and its subsidiary based on commercial circumstances existing on the date hereof, was acquired by the Company or its subsidiary in the ordinary course of business and is carried on the books and records of the Company and its subsidiary on a weighted average cost basis consistent with the past practices of the Company and its subsidiary and in accordance with GAAP consistently applied. Obsolete or defective materials and excess stock items have been set forth or reserved against (which reserves are adequate) in the Financial Statements.

4.23.       Insurance.    Set forth in Schedule 4.23 is a complete and accurate list as of the date hereof of all insurance policies carried by the Company and its subsidiary (as a party, named insured or otherwise the beneficiary of coverage) and an accurate list of all self-insured and insurance-covered losses (except for self-insured health insurance claims made not in excess of $25,000 per person per year) and workers’ compensation claims from January 1, 2004 through the date of this Agreement, excluding any losses or claims below the deductibles. All such insurance policies are in full force and effect and shall remain in full force and effect through the

Closing Date. Neither the Company, its subsidiary nor, to the Knowledge of the Company, any other insured party to any insurance policy, is in breach or default (including any breach or default with respect to the payment of premiums or the giving of notices), and no event has occurred that, with notice or lapse of time or both, would constitute such a breach or default or permit termination or modification of any such policy. Each of the Company and its subsidiary has not been denied coverage since January 1, 2000.

4.24.       Complete Disclosure.    No representation or warranty of the Company or the Shareholders in this Agreement or the Company Disclosure Schedule omits to state a material fact necessary to make the statement herein or therein not misleading in light of the circumstances in which they are made.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Parent and Sub, jointly and severally, represent and warrant to the Company and the Shareholders as follows:

5.1.         Organization; Standing and Power.    Parent and Sub are corporations duly organized and in good standing or validly existing, respectively, under the laws of their respective jurisdictions of incorporation, have all requisite power and authority to own, lease, and operate their respective properties and to carry on their respective businesses as now being conducted, and are duly qualified and in good standing to do business in each jurisdiction in which a failure so to qualify would have a Material Adverse Effect on the Business Condition of Parent.

5.2.         Authority.    Parent and Sub have all requisite corporate power and authority to enter into this Agreement and the Merger Documents, and subject to the Parent Required Statutory Approvals, to consummate the transactions contemplated hereby and thereby. The execution and delivery by Parent and Sub of this Agreement and the Merger Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Sub, including the approval of each of the respective Boards of Directors. This Agreement has been duly executed and delivered by Parent and Sub and constitutes a valid and binding obligation of Parent and Sub enforceable in accordance with its terms.

5.3.         Compliance with Laws and Other Instruments.

(a)           The execution and delivery of this Agreement and the Merger Documents, and the consummation of the transactions contemplated hereby and thereby will not, conflict with or result in any Violation of (i) any provision of the Articles of Incorporation or Bylaws of Parent or (ii) any loan or credit agreement note, bond, mortgage, indenture, contract, lease, or other agreement or instrument, permit, concession, franchise, license, Order, statute, law, ordinance, rule or regulation applicable to Parent or its properties or assets, other than, in the case of (ii), any such Violation, which individually or in the aggregate would not have a Material Adverse Effect on the Business Condition of Parent.

(b)           No Governmental Consent is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement and the Merger Documents by Parent or Sub or the consummation by Parent and Sub of the transactions contemplated hereby and thereby, except for the filing of the Merger Documents with the Secretary of State of the State of Ohio (the “Parent Required Statutory Approvals”) and except for such other Governmental Consents which if not obtained or made would not have a Material Adverse Effect on the Business Condition of Parent.

5.4.         Brokers and Finders.    Neither Parent nor any of its directors, officers or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or similar payments in connection with the transactions contemplated by this Agreement.

5.5.         Complete Disclosure.    No representation or warranty of Parent in this Agreement omits to state a material fact necessary to make the statement herein or therein not misleading in light of the circumstances in which they are made.

ARTICLE VI.
ADDITIONAL AGREEMENTS

In addition to the foregoing, Parent, Sub, the Company and the Shareholders, as applicable, each agree to take the following actions after the execution of this Agreement.

6.1.         Access to Information.    During the period from the date of this Agreement through the Closing Date, each of the Company and its subsidiary shall, and shall cause their representatives to, provide the Parent and Parent’s representatives with reasonable access to the Company and its subsidiary, and to all assets, business records, tax returns, work papers and other documents and information relating to the Company and its subsidiary. Following the Closing, the Shareholders agree to use reasonable efforts to promptly furnish to Parent information in their possession to enable Parent to properly prepare financial statements and tax and other documents required to be filed with any governmental entity, regulatory authority, stock exchange or any other person. No information or knowledge obtained in any investigation pursuant to this Section 6.1 shall affect or be deemed to modify any representation or warranty of the Company, its subsidiary or the Shareholders contained herein or the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement.

6.2.         Operation of the Business.    Except as contemplated or permitted by this Agreement, or permitted in writing by Parent, at all times from and after the date of this Agreement until the Closing Date, each of the Company and its subsidiary will conduct its operations in the ordinary course consistent with past practice and each of the Company and its subsidiary will use its commercially reasonable efforts to preserve intact its business organization, to keep available the services of their current officers and employees and to preserve the goodwill of and maintain satisfactory relationships with those persons and entities having business relationships with the Company or its subsidiary. Without limiting the generality of the foregoing and except as otherwise expressly provided in this Agreement or as set forth in the Disclosure Schedule, each of the Company and its subsidiary agrees as follows:

(a)           In conducting its business in the ordinary course, each of the Company and its subsidiary will do the following:

(i)            use commercially reasonable efforts to maintain its assets and properties in good working order and condition;

(ii)           maintain insurance on its tangible assets and business in such amounts and against such risks and losses as are currently in effect;

(iii)          maintain its business records in the usual, regular and ordinary manner;

(iv)          use commercially reasonable efforts to maintain the Company’s and its subsidiary’s customer and supplier relationships in good order consistent with past practice;

(v)           reasonably cooperate with Parent during this period to facilitate the transactions contemplated under this Agreement;

(vi)          notify Parent of any (i) pending or, to the Knowledge of the Company, threatened legal proceeding which challenges or otherwise affects the transactions contemplated under this Agreement; (ii) material damage or destruction of any of the assets of the Company or its subsidiary; or (iii) Material Adverse Effect on the Company or its subsidiary.

(b)           In conducting its business in the ordinary course, neither the Company nor its subsidiary will (without the express written consent of Parent or as required by this Agreement):

(i)            amend its Articles of Incorporation or Regulations;

(ii)           modify, repurchase, redeem or otherwise acquire any of its shares of capital stock;

(iii)          issue, sell or grant any additional shares, or rights to acquire any shares, of capital stock of the Company or its subsidiary;

(iv)          sell, transfer, lease or license to any third party, or encumber, any assets, other than in the ordinary course of business consistent with past practice;

(v)           acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof;

(vi)          incur any indebtedness for borrowed money or guarantee any such indebtedness, except for borrowings incurred in the ordinary course of business consistent with past practices;

(vii)         adopt or amend any bonus, profit sharing, compensation, severance, termination, stock or membership interest option, stock or membership interest appreciation right, restricted stock, pension, retirement, deferred compensation or other employee benefit agreements, plans, or arrangements for the benefit of any of its employees, officers, managers, directors or the Shareholders (except for normal increases in the ordinary course of business that are consistent with past practices);

(viii)        incur any Liabilities or enter into any contracts not in the ordinary course of business consistent with past practice;

(ix)           settle or compromise any legal proceeding;

(x)            except in the ordinary course of business with respect to contracts with customers, enter into or commit to enter into any contract having a longer term than six months unless such contract may be canceled without penalty on not more than 60 days’ notice or does not require the expenditure of more than $10,000;

(xi)           authorize or make any capital expenditures in excess of $10,000 in the aggregate;

(xii)          modify, amend or terminate any contract, or waive, release, relinquish or assign any contract or other rights or claims or cancel or forgive any indebtedness other than in the ordinary course of business consistent with past practice and which are not material;

(xiii)         make any Tax election or settle or compromise any income Tax material to the business;

(xiv)        change any of the accounting principles or practices used by it; or

(xv)         enter into any contract to take any of the actions described in clauses (i) through (xiv).

6.3.         No Solicitation.    Prior to the Closing or termination of this Agreement, neither the Company, its subsidiary nor any Shareholder will directly or indirectly, and will not authorize, encourage, permit or instruct any of their respective representatives to, directly or indirectly:

(a)           solicit, initiate or encourage or assist in the making, submission or announcement of, or take any action that could reasonably be expected to lead to any proposal by a third party (other than Parent) to acquire the Company (i) through any form of recapitalization transaction involving the Company or any sale, merger, consolidation, business combination, spin-off or liquidation, (ii) through a purchase of the assets of the Company, (iii) through a purchase of outstanding shares of capital stock of the Company; or (iv) through any other transaction designed to acquire the business of the Company (each, an “Acquisition Proposal”);

(b)           participate in any discussions or negotiations, or provide any information to any Person other than the Company’s advisors, regarding any Acquisition Proposal by any Person; or

(c)           agree to, approve, execute, enter into or become bound by any letter of intent or other contract or understanding between Company or the Shareholders and any Person that is related to or provides for any Acquisition Proposal.

The Company, its subsidiary or the Shareholders shall promptly notify Parent of any Acquisition Proposal received after the date hereof.

6.4.         Further Assurances.    Subject to the terms and conditions of this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities, and franchises of Sub or the Company or its subsidiary, the Shareholders and the proper officers and directors of each party to this Agreement shall take all such necessary action without any further consideration.

6.5.         Public Announcements.    Parent and the Company shall consult and cooperate and mutually agree with each other in releasing information concerning this Agreement and the transactions contemplated herein including, where practicable, furnishing to the other drafts of all releases prior to publication, and neither shall issue any press release or make any public statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld or delayed), except as may be required by applicable law or to comply with the rules and regulations of the SEC or any obligations pursuant to any listing agreement with any national securities exchange. Nothing contained herein shall prevent either party at any time from furnishing any information to any Governmental Entity or from issuing any release when it believes it is legally required to do so, provided such party gives the other party prompt notice of the basis for such belief and complies with any protective order (or equivalent) imposed on such disclosure.

6.6.         Expenses.

(a)           The Company will pay the Transaction Expenses of the Company and the Shareholders and their respective representatives incurred in connection with the preparation, execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement on or prior to the Closing Date and the Shareholders will pay such fees, expenses and disbursements after the Closing Date (it being understood any payments or obligations of the Company with respect to such fees, expenses or disbursements shall be accounted for in accordance with Section 2.4 of this Agreement).

(b)           Parent will pay the fees, expenses and disbursements of Parent and Sub and their respective representatives incurred in connection with the preparation, execution,

delivery and performance of this Agreement and the transactions contemplated by this Agreement.

6.7.         No Implied Representations or Warranties.    Parent and Sub hereby acknowledge and agree that the Company and the Shareholders are not making any representation or warranty whatsoever, express or implied, except those representations and warranties of the Company and the Shareholders explicitly set forth in this Agreement or in the Company Disclosure Schedule or in any certificate contemplated hereby and delivered by the Company and the Shareholders in connection herewith.

ARTICLE VII.
CLOSING CONDITIONS

7.1.         Conditions to Each Party’s Obligations.    Each party’s obligations to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver at or prior to the Closing, of the following condition: No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity or other material legal restraint or prohibition issued or promulgated by a Governmental Entity preventing the consummation of the transactions contemplated by this Agreement shall be in effect or shall be threatened, and there shall not be any legal requirement enacted or deemed applicable to the transactions contemplated by this Agreement that makes consummation of such transactions illegal.

7.2.         Conditions to Parent’s Obligations.    The obligation of Parent to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a)           Accuracy of Representations and Warranties; Closing Certificate. Each of the representations and warranties of the Company, its subsidiary and the Shareholders set forth in this Agreement (without regard to materiality or Material Adverse Effect qualifiers contained therein), shall be true and correct as of the date of this agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations speak as of an earlier date), except where the failure to be true and correct would not reasonably be expected to have a Material Adverse Effect on the Company or a material adverse effect upon the consummation of the transactions contemplated hereby. At the Closing, the Company and the Shareholders shall have delivered to Parent a certificate dated as of the Closing Date and signed by a duly authorized executive officer of the Company and the Shareholders certifying that the condition set forth in the immediately preceding sentence has been satisfied.

(b)           Performance. All of the obligations, covenants and agreements with which the Company, its subsidiary and the Shareholders are required to comply or that the Company, its subsidiary or the Shareholders are required to perform under this Agreement at or prior to the Closing shall have been complied with and performed in all material respects.

(c)           Corporate Certificate. Each of the Company and its subsidiary shall have delivered to Parent (i) copies of its Articles of Incorporation and Regulations (or corresponding organizational documents) as then in effect, (ii) copies of any resolutions adopted by its board of directors authorizing the transactions contemplated by this Agreement, (iii) a certificate of good standing issued by the laws of their respective jurisdictions of incorporation and all other jurisdictions where each of the Company or its subsidiary is qualified to do business as a foreign corporation, dated within fifteen (15) days of the Closing Date, certified in each case as of the Closing Date by the President and Chief Financial Officer as being correct and complete.

(d)           Closing Agreements. Parent shall have received the Company Legal Opinion, the Releases, the Resignations, the Escrow Agreement, the Employment Agreements, the Stock Option Agreement, the Restrictive Covenant Agreement and the Registration Rights Agreement.

(e)           Consents. Each of the Company and its subsidiary shall have received and furnished to Parent any required consents required to complete the Merger.

(f)            Material Adverse Effect. The Company shall not have suffered any Material Adverse Effect in its business, assets, liabilities, financial condition or operations or prospects.

7.3.         Conditions to Obligations of the Company and the Shareholders.    The obligation of the Company and the Shareholders to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, at or prior to the Closing, of the following conditions:

(a)           Closing Certificate. Each of the representations and warranties of Parent set forth in this Agreement (without regard to materiality or Material Adverse Effect qualifiers contained therein), shall be true and correct as of the date of this agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations speak as of an earlier date), except where the failure to be true and correct would not reasonably be expected to have a Material Adverse Effect on Parent or a material adverse effect upon the consummation of the transactions contemplated hereby. At the Closing, Parent shall have delivered to the Shareholders a certificate dated as of the Closing Date and signed in good faith by a duly authorized executive officer of Parent on Parent’s behalf certifying that the condition set forth in the immediately preceding sentence has been satisfied.

(b)           Performance of Covenants. All of the obligations, covenants and agreements with which Parent is required to comply or that Parent is required to perform under this Agreement at or prior to the Closing shall have been complied with and performed in all material respects.

(c)           Closing Agreements. The Shareholders shall have received the Warrant Agreements, the Parent Legal Opinion, the Escrow Agreement, the Employment Agreements, the Stock Option Agreements, the Restrictive Covenant Agreement and the Registration Rights Agreement.

ARTICLE VIII.
TERMINATION

8.1.         Termination.    This Agreement may be terminated prior to the Closing Date:

(a)           by mutual written consent of (i) Parent and (ii) the Company and the Shareholders; or

(b)           by either (i) Parent or (ii) the Company and the Shareholders, if the transactions contemplated by this Agreement have not been consummated by May 1, 2006 (the “Termination Date”), unless the failure of the Closing to occur by such date is primarily attributable to a failure on the part of the party seeking to terminate this Agreement to perform or observe in any material respect the covenants and agreements of such party set forth in this Agreement; or

(c)           by (i) Parent or (ii) the Company and the Shareholders, if an injunction, restraining order or decree of any nature of any Governmental Entity of competent jurisdiction is issued that prohibits the consummation of the transactions contemplated by this Agreement and such injunction, restraining order or decree is final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (c) shall have used its commercially reasonable efforts to have such injunction, order or decree vacated or denied.

8.2.         Effect of Termination.    If this Agreement is terminated as provided in Section 8.1, this Agreement will be of no further force or effect; provided, however, that:

(a)           Sections 6.5 (Public Announcement), 6.6 (Expenses), this Section 8.2 (Effect of Termination) and Article X (General Provisions) will survive the termination of this Agreement and remain in full force and effect, and

(b)           the termination of this Agreement will not relieve any party from any liability for any breach of this Agreement.

8.3.         Procedure Upon Termination.    Subject to the provisions of Section 8.2 above, in the event of the termination and abandonment of this Agreement, written notice thereof shall promptly be given by the terminating parties to the other parties hereto and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned without further action by any of the parties hereto.

ARTICLE IX.
INDEMNIFICATION

9.1.         Indemnification by the Shareholders.    Subject to Sections 9.5 and 9.6, the Shareholders shall, jointly and severally, defend, indemnify, and hold Parent, the Surviving Corporation and their respective directors and officers harmless from and against, and shall reimburse Parent, Surviving Corporation and their respective directors and officers, as applicable, with respect to, any and all Losses incurred by them by reason of or arising out of or in connection with: (a) any claim (including claims by parties other than Parent) that if true, would constitute an inaccuracy of any representation or warranty of the Company or any Shareholder contained in this Agreement or in any certificate delivered to Parent or Sub pursuant to the provisions of this Agreement; and (b) the failure, partial or total, of the Company or any

Shareholder to perform any agreement or a breach of any covenant required by this Agreement to be performed by it; provided, however, that with respect to any failure or breach of the representations, warranties and covenants contained in Sections 4.1 (Organization and Standing; Subsidiary), 4.2 (Capital Structure), 4.3 (Authority), 4.8 (Taxes), 4.10 (Employee Benefit Plans) 4.17 (Environmental Matters) and 4.20 (Brokers and Finders Fees; Other Fees), the indemnification under this Section 9.1 shall be without regard to the limitations set forth in Sections 9.5 and 9.6. There shall be no right of contribution from the Company or any successor to the Company with respect to any indemnification obligation hereunder.

9.2.         Indemnification By Parent.    Subject to Sections 9.5 and 9.6, Parent shall defend, indemnify, and hold the Shareholders harmless from and against, and shall reimburse the Shareholders with respect to, any and all Losses incurred by the Shareholders by reason of or arising out of or in connection with: (a) any claim (including claims by parties other than the Company or the Shareholders) that if true, would constitute an inaccuracy of any representation or warranty of Parent contained in this Agreement or in any certificate delivered the Shareholders pursuant to the provisions of this Agreement and (b) the failure, partial or total, of Parent to perform any agreement or a breach of any covenant required by this Agreement to be performed by it.

9.3.         Notice of Claims.    All claims for indemnification under this Agreement shall be resolved in accordance with the following procedures:

(a)           If an indemnified party reasonably believes that it may incur any Losses, it shall deliver a Claim Notice to the indemnifying party for such Losses. If an indemnified party receives notice of a third-party claim for which it intends to seek indemnification hereunder, it shall give the indemnifying party prompt written notice of such claim, so that the indemnifying party’s defense of such claim under Section 9.4 hereunder may be timely instituted.

(b)           When Losses are actually incurred or paid by an indemnified party or on an indemnified party’s behalf or otherwise fixed or determined, the indemnified party shall deliver a Payment Certificate to the indemnifying party for such Losses. If a Claim Notice or Payment Certificate refers to any claim, action, suit, or proceeding made or brought by a third party, the Claim Notice or Payment Certificate shall include copies of the claim, any process served, and all legal proceedings with respect thereto.

(c)           If, after receiving a Payment Certificate, the indemnifying party desires to dispute such claim or the amount claimed in the Payment Certificate, it shall deliver to the indemnified party a Counternotice as to such claim or amount. Such Counternotice shall be delivered within thirty (30) days after the date the Payment Certificate to which it relates is received by the indemnifying party. If no such Counternotice is received within the aforementioned 30-day period, the indemnified party shall be entitled to prompt payment for such Losses from the indemnifying party.

(d)           If, within thirty (30) days after receipt by the indemnified party of the Counternotice to a Payment Certificate, the parties shall not have reached agreement as to the claim or amount in question, the claim for indemnification shall be decided in accordance with the provisions of Section 10.7.

(e)           With respect to any Losses based upon an asserted liability or obligation to a person or entity not a party to this Agreement for which indemnification is being claimed, the obligations of the indemnifying party hereunder shall not be reduced as a result of any action by the party furnishing the notice of third party claim responding to such claim if such action is reasonably required to minimize damages or to avoid a forfeiture or penalty or to comply with a requirement imposed by law.

9.4.         Defense of Third Party Claims.    The indemnifying party under this Article IX shall have the right to conduct and control, through counsel of its own choosing reasonably acceptable to the indemnified party, any third-party claim, action, or suit or compromise or settlement thereof. The indemnified party may, at its election, participate in the defense of any such claim, action, or suit through counsel of its choosing, but the fees and expenses of such counsel shall be at the expense of the indemnified party, unless the indemnified party shall have been advised by such counsel that there may be one or more legal defenses available to it that are different from or in addition to those available to the indemnifying party (in which case, if the indemnified party notifies the indemnifying party in writing that it elects separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action on behalf of the indemnified party with respect to such defenses). If the indemnifying party shall fail to defend diligently any such third-party action, claim, or suit, then the indemnified party may defend, through counsel of its own choosing, such action, claim, or suit and may settle such action, claim, or suit and recover from the indemnifying party the amount of such settlement or of any judgment and the costs and expenses of such defense; provided, however, that the indemnifying party shall not be liable to pay any such settlement unless the indemnified party shall have given the indemnifying party written notice of the terms of the proposed settlement and the indemnifying party shall have failed, within ten (10) days of receipt of such notice, to undertake the defense of such action, claim, or suit. The indemnifying party shall not compromise or settle any third-party action, claim, or suit which includes any term that shall require any act or forbearance by the indemnified party from all liability in respect of such claim, action, or suit without the prior written consent of the indemnified party, which consent shall not be unreasonably withheld. Assumption by an indemnifying party of control of any such defense, compromise, or settlement shall not be deemed a waiver by it of its right to challenge its obligation to indemnify the indemnified party; provided, however, that in such event, the indemnifying party shall not be entitled to reimbursement from the indemnified party for the costs incurred in undertaking such defense. Parent and the Shareholders shall cooperate in all reasonable respects with each other in connection with the defense, negotiation, or settlement of any legal proceeding, claim, or demand referred to in this Section 9.4.

9.5.         Time Limit.    Except as otherwise provided in Sections 9.1 and 9.2, the provisions of this Article IX shall apply only to Losses that are incurred or relate to claims, demands, or liabilities for which a Claim Notice is given within eighteen (18) months after the Effective Time; provided, however, that the obligation of the Shareholders to indemnify Parent, the Surviving Corporation and their respective directors and officers for such claims for which a Claim Notice is given within the time period set forth above shall continue until the final resolution of each such claim.

9.6.         Limitations.    Except as otherwise provided in Sections 9.1 and 9.2, the indemnified party shall be entitled to indemnification under this Article IX only if the aggregate Losses exceed One Hundred Thousand and 00/100 Dollars ($100,000.00) (the “Threshold Amount”), and then only to the extent such aggregate Losses exceed the Threshold Amount. Except as otherwise provided in Sections 9.1 and 9.2, the aggregate amount to which an indemnified party shall be entitled to be indemnified will not exceed One Million Five Hundred Thousand and 00/100 Dollars ($1,500,000.00). The sole and exclusive remedy of Parent and the Shareholders for breaches of this Agreement shall be claims made in accordance with and subject to the limitations of this Article IX.

ARTICLE X.
GENERAL PROVISIONS

10.1.       Amendment.    This Agreement may not be amended except by an instrument in writing signed by Parent, Sub, the Company and the Shareholders (or the Shareholders’ Representative on behalf of the Shareholders). At any time prior to the Closing, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Waiver of any term or condition of this Agreement will only be effective if and to the extent documented in a writing signed by the party making or granting such waiver and will not be construed as a waiver of any subsequent breach or waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. Upon the request of Parent, the parties agree to amend this Agreement to substitute in place of Parent any other wholly-owned direct or indirect affiliate of Parent.

10.2.       Notices.    All notices and other communications hereunder shall be in writing and shall be deemed sufficiently given and served for all purposes when personally delivered or given by telex or machine-confirmed facsimile or one business day after a writing is delivered to a national overnight courier service or three business days after a writing is deposited in the United States mail, first class postage or other charges prepaid and registered, return receipt requested, addressed as follows (or at such other address for a party as shall be specified by like notice):

(a)           if to Parent or Sub, to:

Golf Galaxy, Inc.

7075 Flying Cloud Drive

Eden Prairie, MN 55344

Attention: Richard C. Nordvold

Telephone No.: 952-918-3303

Facsimile No.: 952-941-8846

with a copy to:

Robins, Kaplan, Miller & Ciresi L.L.P.

2800 LaSalle Plaza

800 LaSalle Avenue

Minneapolis, MN 55402

Attention: John R. Houston

Telephone No.: (612) 349-8285

Facsimile No.: (612) 349-0612

(b)           if to the Company or the Shareholders, to:

Ralph Maltby Enterprises, Inc. a/k/a The GolfWorks

4820 Jacksontown Road

Newark, Ohio 43055

Attention: Mark R. McCormick

Telephone No.: (740) 328-4193

Facsimile No.: (740) 323-0311

with a copy to:

Kegler, Brown, Hill & Ritter LLP

65 East State Street, Suite 1800

Columbus, OH 43215

Attention: John Thomas

Telephone No.: (614) 462-5400

Facsimile No.: (614) 464-2634

10.3.       Interpretation.    When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section or Exhibit to this Agreement unless otherwise indicated. The words “include”, “includes”, and “including” when used therein shall be deemed in each case to be followed by the words “without limitation”. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof will not be construed for or against either party. A reference to a Section or an Exhibit will mean a section in, or exhibit to, this Agreement unless otherwise explicitly set forth.

10.4.       Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to each of the other parties, it being understood that all parties need not sign the same counterpart.

10.5.       Miscellaneous.    This Agreement and the documents referred to herein (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) is not intended to confer upon any other person any rights or remedies hereunder (except as otherwise expressly provided herein); and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

10.6.       No Joint Venture.    Nothing contained in this Agreement will be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party will have the power to control the activities and operations of any other and their status is, and at all times, will continue to be, that of independent contractors with respect to each other. No party will have any power or authority to bind or commit any other. No party will hold itself out as having any authority or relationship in contravention of this Section.

10.7.       Governing Law; Severability.    This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Minnesota. The parties agree that Hennepin County, Minnesota, shall be the exclusive proper place of venue for any action, dispute, or controversy arising from or in connection with this Agreement. The parties irrevocably agree that any legal or equitable proceeding arising out of or in connection with this Agreement shall be brought either in the federal or state courts located in Hennepin County, Minnesota. If any legal action or any arbitration or other proceeding is brought for the enforcement of this Agreement or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys’ fees and other costs incurred in that action or proceeding, in addition to any other relief to which it may be entitled. Should a court or other body of competent jurisdiction determine that any term or provision of this Agreement is excessive in scope or duration or is illegal, invalid or unenforceable, then the parties agree that such term or provision shall not be voided or made unenforceable, but rather shall be modified so as to be valid, legal and enforceable to the maximum extent possible, under the purposes stated in the preceding sentence and with applicable law, and all other terms and provisions of this Agreement shall remain valid and fully enforceable.

10.8.       Attorney-in-Fact for Shareholders.    Each Shareholder appoints Mark R. McCormick as such Shareholder’s true and lawful attorney in fact and agent (the “Shareholders’ Representative”), with full power of substitution and resubstitution, for such Shareholder and in such Shareholder’s name, place and stead to act on behalf of such Shareholder for all purposes in connection with this Agreement. Without limiting the foregoing, each Shareholder grants to the Shareholders’ Representative, full authority to amend the Agreement, waive any provision of the Agreement, settle or compromise any claim, authorize any payment, and take any action in connection with the Agreement. In the event of the death or incapacity of the Shareholders’ Representative, each Shareholder appoints Ralph D. Maltby as the successor Shareholders’ Representative hereunder with the full authority granted to the Shareholders’ Representative hereunder.

SIGNATURE PAGE

AGREEMENT AND PLAN OF REORGANIZATION

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunder duly authorized, and the Shareholders have duly executed this Agreement, all as of the date first written above.

PARENT		COMPANY

GOLF GALAXY, INC.		RALPH MALTBY ENTERPRISES, INC. A/K/A THE GOLFWORKS

By:	/s/ Randall K. Zanatta
	Randall K. Zanatta	/s/ Mark R. McCormick
	Its: Chief Executive Officer	Mark R. McCormick, Chief Executive Officer

SUB

GOLFWORKS ACQUISITION CORP.

By:	/s/ Randall K. Zanatta
Randall K. Zanatta
Its: Chief Executive Officer

SHAREHOLDERS

/s/ Ralph D. Maltby
Ralph D. Maltby

/s/ Donna D. Maltby
Donna D. Maltby

/s/ Mark R. McCormick
Mark R. McCormick